UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TECUMSEH PRODUCTS COMPANY

(Name of Subject Company)

MA INDUSTRIAL SUB INC.

(Names of Filing Persons (Offerors))

MA INDUSTRIAL JV LLC

(Names of Filing Persons (Parent of Offeror))

MUELLER INDUSTRIES, INC.

DENO INVESTMENT COMPANY II, INC.

ATLAS CAPITAL RESOURCES II LP

ATLAS CAPITAL RESOURCES (P) II LP

(Names of Filing Persons (Others))

COMMON SHARES, NO PAR VALUE PER SHARE

(Title of Class of Securities)

878895309

(CUSIP Number of Class of Securities)

Serge Benchetrit

Steven A. Seidman

Mark A. Cognetti

Sean M. Ewen

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10009

Phone: (212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$95,702,217.15	11,120.60

*	Estimated solely for the purpose of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding common shares, no par value per share (the “Shares”) of Tecumseh Products Company (“TECU”), at a purchase price of $5.00 per Share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding, and settle outstanding options, restricted stock units, phantom shares, stock appreciation rights and deferred stock units.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by MA Industrial Sub Inc., a Michigan corporation (“Purchaser”) and a wholly owned subsidiary of MA Industrial JV LLC, a Delaware limited liability company (“Parent”), for all of the outstanding common shares, no par value per share (the “Shares”) of Tecumseh Products Company, a Michigan corporation (“TECU”), at a price of $5.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated August 21, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

Items 1 through 11.

All information contained in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO and the accompany Letter of Transmittal filed as Exhibit (a)(1)(B) to this Schedule TO is hereby incorporated by reference in response to Items 1 through 9 and Item 11 in this Schedule TO.

The Offer and withdrawal rights expire at 12:00 Midnight, New York City time, at the end of the day on September 18, 2015, unless the Offer is extended.

Item 12.	Exhibits.

Exhibit (a)(1)(A)	Offer to Purchase, dated August 21, 2015.

Exhibit (a)(1)(B)	Letter of Transmittal.

Exhibit (a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(1)(E)	Notice of Guaranteed Delivery.

Exhibit (a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on August 21, 2015.

Exhibit (a)(5)	Press Release of Tecumseh Products Company, issued on August 5, 2015 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by MA Industrial Sub Inc. and MA Industrial JV LLC with the Securities and Exchange Commission on August 5, 2015).

Exhibit (b)	None.

Exhibit (d)(1)	Agreement and Plan of Merger, dated August 5, 2015, by and among MA Industrial Sub Inc., MA Industrial JV LLC and Tecumseh Products Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tecumseh Products Company with the Securities and Exchange Commission on August 5, 2015).

Exhibit (d)(2)	Equity Commitment Letter, dated August 5, 2015 by and between MA Industrial JV LLC and DENO Investment Company II, Inc., a wholly owned subsidiary of Mueller Industries, Inc.

Exhibit (d)(3)	Equity Commitment Letter, dated August 5, 2015 by and among MA Industrial JV LLC, Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP.

Exhibit (d)(4)	Guarantee, dated August 5, 2015 by and among Tecumseh Products Company, Mueller Industries, Inc., Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Tecumseh Products Company with the Securities and Exchange Commission on August 5, 2015).

Exhibit (g)	None.

Exhibit (h)	None.

Item 13.	Information Required by Schedule 13E-3.

(a) Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct: August 21, 2015.

MA INDUSTRIAL SUB INC.

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	Co-President

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Co-President

MA INDUSTRIAL JV LLC

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	Co-President

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Co-President

MUELLER INDUSTRIES, INC.

By:	/s/ Gregory L. Christopher
Name:	Gregory L. Christopher
Title:	Chief Executive Officer

DENO INVESTMENT COMPANY II, INC.

By:	/s/ Kent Schenk
Name:	Kent Schenk
Title:	President

By:	/s/ James Davidson
Name:	James Davidson
Title:	Secretary

ATLAS CAPITAL RESOURCES II LP

By: Atlas Capital GP II LP, its general partner
By: Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	Managing Partner

ATLAS CAPITAL RESOURCES (P) II LP

By: Atlas Capital GP II LP, its general partner
By: Atlas Capital Resources GP II LLC, its general partner

By:	/s/ Timothy J. Fazio
Name:	Timothy J. Fazio
Title:	Managing Partner

INDEX TO EXHIBITS

Exhibit No.	Description

Exhibit (a)(1)(A)	Offer to Purchase, dated August 21, 2015.

Exhibit (a)(1)(B)	Letter of Transmittal.

Exhibit (a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

Exhibit (a)(1)(E)	Notice of Guaranteed Delivery.

Exhibit (a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on August 21, 2015.

Exhibit (a)(5)	Press Release of Tecumseh Products Company, issued on August 5, 2015 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by MA Industrial Sub Inc. and MA Industrial JV LLC with the Securities and Exchange Commission on August 5, 2015).

Exhibit (d)(1)	Agreement and Plan of Merger, dated August 5, 2015, by and among MA Industrial Sub Inc., MA Industrial JV LLC and Tecumseh Products Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Tecumseh Products Company with the Securities and Exchange Commission on August 5, 2105).

Exhibit (d)(2)	Equity Commitment Letter, dated August 5, 2015 by and between MA Industrial JV LLC and DENO Investment Company II, Inc., a wholly owned subsidiary of Mueller Industries, Inc.

Exhibit (d)(3)	Equity Commitment Letter, dated August 5, 2015 by and among MA Industrial JV LLC, Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP.

Exhibit (d)(4)	Guarantee, dated August 5, 2015 by and among Tecumseh Products Company, Mueller Industries, Inc., Atlas Capital Resources II LP and Atlas Capital Resources (P) II LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Tecumseh Products Company with the Securities and Exchange Commission on August 5, 2015).